

February 9, 2011

James V. O'Donnell
Chief Executive Officer
American Eagle Outfitters, Inc.
77 Hot Metal Street
Pittsburgh, PA 15203-2329

   Re: **American Eagle Outfitters, Inc.**
      Form 10-K
      Filed March 26, 2010
      File No. 001-33338

Dear Mr. O'Donnell:

   We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

General

   We note your response to the comment in our letter dated January 24, 2011, and we re-issue that comment. We note that you have not included all of the exhibits to Exhibit 10.1 to your Form 8-K filed on November 29, 2010. Please confirm that you will file a complete copy of this exhibit with your next Exchange Act periodic report, rather than filing the missing exhibit, as you stated in your supplemental response.

James V. O'Donnell
American Eagle Outfitters, Inc.
February 9, 2011
Page 2

You may contact Jamie Kessel at (202) 551-3727 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director